CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Quarter ended September 30, 1995 (Unaudited)
(In thousands)


PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The information included in the foregoing consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

Included in accounts receivable are allowances for doubtful accounts of $2,973 in 1995 and $3,829 at December 31, 1994.

Accumulated depreciation amounted to $96,925 in 1995 and $85,691 at December 31, 1994.

Accumulated amortization of cost in excess of acquired net assets amounted to $7,784 in 1995 and $6,622 at December 31, 1994.

Other current liabilities consist primarily of customer deposits.

It is suggested that the interim consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 1994
Annual Report on Form 10-K.


CAPITAL STOCK

There are 53,361,072 common shares issued at $.10 par value, of which 5,301,962 shares and 4,703,891 shares were held in the treasury at September 30, 1995 and December 31, 1994, respectively.


INVENTORIES

Components of inventories are as follows:

                                   Sept. 30,       Dec. 31,
                                     1995            1994

Finished goods                      $89,805        $ 90,386
Work in process                      31,850          32,640
Raw materials and supplies           40,712          34,330

                                   $162,367        $157,356

EARNINGS PER COMMON SHARE

The computation of earnings per common share is based on the weighted average number of common and common equivalent shares outstanding. A dual presentation of earnings per common share has not been made since there is no significant difference in earnings per share calculated on a primary or fully diluted basis.


ACQUISITIONS

In January 1995, the Company acquired the business and certain assets of McNeil Akron Repiquet S.a.r.l. in France at a cost of $4,638. In March 1995, the Company acquired Killion Extruders,
Inc. at a cost of $4,900. The acquisitions have been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the dates of acquisition. The excess cost of the purchase price over fair value of net assets acquired in the amount of $7,738 is being amortized over forty years. The operating results of each acquisition are included in the Consolidated Statements of Earnings since the dates of acquisition.


DEBT

In June 1995, the Company amended its credit agreement with a group of five banks whereby the revolving credit loans available to the Company were increased from $70,000 to $125,000 through September 28, 1998. Borrowings under the revolving credit agreement amounted to $60,000 at September 30, 1995.


STOCK INCENTIVE PLANS

In December 1994, the Company transferred 448,000 shares to an independent trustee to administer long-term performance awards under the Company's Long Term Incentive Plan. In June 1995, such shares were returned to the Company and will be issued to the trustee at the end of the incentive period in 1997, as earned. Compensation expense is being accrued annually based upon the expected level of incentive achievement.





BUSINESS SEGMENT DATA
                                        Quarter ended
                                   Sept. 30,       Sept. 24,
                                    1995            1994

SALES
Specialty chemicals                $ 92,486        $ 92,633
Specialty process equipment
   and controls                      66,579          50,188

                                   $159,065        $142,821

OPERATING PROFIT
Specialty chemicals                $  7,921        $ 11,973
Specialty process equipment
   and controls                       9,697           7,132
General corporate expense           ( 2,631)        ( 2,909)
Consolidated operating profit        14,987          16,196
Interest expense                    ( 2,141)        (   578)
Other income (expense)                  (49)            424

Earnings before income taxes       $ 12,797        $ 16,042



                                        Nine months ended
                                   Sept. 30,       Sept. 24,
                                     1995            1994

SALES
Specialty chemicals                $296,257        $293,599
Specialty process equipment
   and controls                     206,618         137,268

                                   $502,875        $430,867

OPERATING PROFIT
Specialty chemicals                $ 36,645        $ 47,605
Specialty process equipment
   and controls                      30,797          22,450
General corporate expense           ( 8,655)        ( 8,788)
Consolidated operating profit        58,787          61,267
Interest expense                    ( 5,743)        (   962)
Other income                            192           1,059

Earnings before income taxes       $ 53,236        $ 61,364